SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                              (Amendment No. 1)(1)

                           BENTLEY INTERNATIONAL, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    082642109
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                                 (CUSIP Number)


                                December 1, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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   CUSIP No. 082642109                13G                   Page 2 of 6 Pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Interiors, Inc.           13-3590047
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:                                   -0-
                                                       ----------------

    (6) Shared voting power:                                 -0-
                                                       ----------------

    (7) Sole dispositive power:                              -0-
                                                       ----------------

    (8) Shared dispositive power:                            -0-
                                                       ----------------

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(9) Aggregate amount beneficially owned by each reporting person.

    0
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|

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(11) Percent of class represented by amount in Row 9.

     -0-
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(12) Type of reporting person.

     CO
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

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   CUSIP No. 082642109                13G                   Page 3 of 6 Pages
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Item 1(a).     Name of Issuer:

               Bentley International, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               9719 Conway Road
               St. Louis, Missouri 63124

Item 2(a).     Name of Persons Filing:

               Interiors, Inc.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

               320 Washington Street
               Mount Vernon, New York 10553

Item 2(c).     Citizenship:

               Delaware

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               082642109

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   CUSIP No. 082642109                13G                   Page 4 of 6 Pages
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Item 3. If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

      (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13(d)-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership.

      (a)   Amount beneficially owned: 0

      (b)   Percent of class: 0%

      (c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote                        0

      (ii)  Shared power to vote or to direct the vote                      0

      (iii) Sole power to dispose or to direct the disposition of           0

      (iv)  Shared power to dispose or to direct the disposition of         0

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

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   CUSIP No. 082642109                13G                   Page 5 of 6 Pages
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Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 1999

                                 INTERIORS, INC.


                                 By: /s/ Max Munn
                                     -----------------------------
                                         Max Munn
                                         President and Chief Executive Officer


                               Page 6 of 6 Pages